UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File No. 001-35531

TAHOE RESOURCES INC.
(Translation of registrant's name into English)

5190 Neil Road Suite 460, Reno, Nevada 89502
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [   ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibits
99.1	News Release, “Tahoe Resources Clarifies PEA Disclosure”
99.2	Escobal Guatemala Project, NI 43-101 Preliminary Economic Assessment, Southeastern Guatemala dated July 24, 2013 (Amended PEA)
99.3	Consent of Qualified Person – Conrad Huss
99.4	Consent of Qualified Person – Thomas L. Drielick
99.5	Consent of Qualified Person – Daniel Roth
99.6	Consent of Qualified Person – Paul Tietz
99.7	Consent of Qualified Person – Richard K. Zimmerman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAHOE RESOURCES INC.

Date: July 24, 2013

/s/ Edie Hofmeister
Edie Hofmeister
Vice President & General Counsel